

September 2, 2011

Via E-mail
Mr. Muhtar Kent
Chief Executive Officer
The Coca Cola Company
1 Coca Cola Plaza
NAT 2512
Atlanta, GA 30313

> **Re:** **The Coca Cola Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 28, 2011**
> **Supplemental Response dated August 5, 2011**
> **File No. 001-02217**

Dear Mr. Kent:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed July 19 2011

Exhibit 99.1

1. We note your response to prior comment four on comparable currency neutral operating results. However, your revised disclosure did not fully address the issue. Thus the comment is repeated. We note your disclosure that you determine your currency neutral operating results by recalculating what your current period U.S. dollar operating results would have been assuming constant foreign currency exchange rates. Please provide us with, and confirm in future Exchange Act filings you will revise to disclose the detailed methodology used to compute the constant foreign currency exchange rates, describe the process for recalculating such amounts and the basis of presentation so that your

disclosure is consistent with Item 10(e) of Regulation S-K. For additional guidance, refer to Regulation G and Question 104.06 of Compliance & Disclosure Interpretations (C&DI's) regarding Non-GAAP Financial Measures.

Form 10-Q for Quarter Ended July, 1, 2011

Financial Statements

Notes to Financial Statements

Note 1- Summary of Significant Accounting Policies- Basis of Presentation, page 7

2. We note your response to prior comment six regarding your sales curve accounting policy. We note your disclosure that you allocate your full year estimated marketing expenditures that benefit multiple interim periods to each of your interim reporting periods based on the proportion of each interim period's unit case volume to the estimated full year unit case volume. In this regard please provide the following:
   (i)   discuss how you differentiate marketing expenditures that benefit multiple periods than those that are expensed as incurred or the first time the advertising takes place.
   (ii)   tell us the total full year estimated marketing expenditures that benefit multiple periods for 2011 and the amount of assets recorded at March 31, 2011 and June 30, 2011
   (iii)   please demonstrate how the benefits of an advertising expenditure, for example, the NCAA March Madness basketball tournament sponsorship, clearly extend beyond the interim period in which the expenditure is made and how the deferral of such advertising expenditure to other interim periods is appropriate. Refer to FASB ASC 270-10-45-9(d)
   (iv)   please provide marketing research and analysis of your marketing expenditures which illustrate events occurring in the first quarter can have an impact in the unit case volume in the subsequent quarters
   (v)   tell us how you determine and track the changes in the case volume each quarter attributable to each marketing campaign and disclose the methodology for such determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at 202-551-3388 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant